              Filer: DEAN WITTER SELECT MUNICIPAL TRUST
       INSURED CALIFORNIA INTERMEDIATE TERM PORTFOLIO SERIES 13
                 Investment Company Act No. 811-3676

                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                               FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust:

          DEAN WITTER SELECT MUNICIPAL TRUST,
          INSURED CALIFORNIA INTERMEDIATE TERM PORTFOLIO SERIES 13

     B.   Name of Depositor:

          DEAN WITTER REYNOLDS INC.

     C.   Complete address of Depositor's principal executive office:

          DEAN WITTER REYNOLDS INC.
          Two World Trade Center
          New York, New York  10048

     D.   Name and complete address of agents for service:

          MR. MICHAEL D. BROWNE
          DEAN WITTER REYNOLDS INC.
          Unit Trust Department
          Two World Trade Center - 59th Floor
          New York, New York  10048

     Copy to:

          KENNETH W. ORCE, ESQ.
          CAHILL GORDON & REINDEL
          80 Pine Street
          New York, New York  10005

E.    Total and amount of securities being registered:

      277,000 Units*

F. Proposed maximum offering price to the public of the securities being registered:

      $290,850**

G.    Amount of filing fee:

      $100.30

H.    Approximate date of proposed sale to public:

      AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
      REGISTRATION STATEMENT.

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


_________________________
* Includes 92,000 Units registered for purposes of resale by the depositor of Units purchased by it as described in this Form S-6.

** Estimated solely for the purpose of calculating the registration fee, at a price per Unit of $1.05.

                     DEAN WITTER SELECT MUNICIPAL TRUST,
        INSURED CALIFORNIA INTERMEDIATE TERM PORTFOLIO SERIES 13

                             Cross Reference Sheet

                  Pursuant to Rule 404(c) of Regulation C
                      under the Securities Act of 1933

               (Form N-8B-2 Items required by Instruction 1
                        as to Prospectus on Form S-6)

Form N-8B-2                                                    Form S-6


Item Number                                                    Heading in
Prospectus


      I.  ORGANIZATION AND GENERAL INFORMATION

1.    (a) Name of Trust                      ) Front Cover
      (b) Title of securities issued         )

2.    Name and address of Depositor          ) Table of Contents

3.    Name and address of Trustee            ) Table of Contents

4.    Name and address of principal          ) Table of Contents
      Underwriter                            )

5.    Organization of Trust                  ) Introduction

6.    Execution and termination of           ) Introduction;
      Indenture                              ) Amendment and
                                             ) Termination of
                                             ) the Indenture

7.    Changes of name                        ) *

8.    Fiscal Year                            ) Included in Form
                                             ) N-8B-2

9.    Litigation                             ) *


_________________________
*     Not applicable, answer negative or not required.

      II.  GENERAL DESCRIPTION OF THE TRUST
           AND SECURITIES OF THE TRUST

10.   General Information regarding          )
      Trust's Securities and Rights          )
      of Holders                             )

      (a)   Type of Securities               ) Rights of Unit Holders
            (Registered or Bearer)

      (b)   Type of Securities               ) Administration of the
            (Cumulative or                   ) Trust-Distribution
            Distributive)

      (c)   Rights of Holders as to          ) Redemption; Public
            withdrawal or redemption         ) Offering of Units-
                                             ) Secondary Market

      (d)   Rights of Holders as to          ) Public Offering of
            conversion, transfer,            ) Units-Secondary
            partial redemption and           ) Market; Exchange
            similar matters                  ) Option; Redemption;
                                             ) Rights of Unit Holders-
                                             ) Certificates

      (e)   Lapses or defaults with          ) *
            respect to periodic payment      )
            plan certificates                )

      (f)   Voting rights as to Secu-        ) Rights of Unit Holder
            rities under the Indenture       ) -Certain Limitations;
                                             ) Amendment and Termination
                                             ) of the Indenture





_________________________
*     Not applicable, answer negative or not required.

      (g)   Notice to Holders as to          )
            change in                        )

            (1)   Composition of assets      ) Administration of the
                  of Trust                   ) Trust-Reports to Unit
                                             ) Holders; The Trust-
                                             ) Summary Description
                                             ) of the Portfolios
            (2)   Terms and Conditions       ) Amendment and Termination
                  of Trust's Securities      ) of the Indenture
            (3)   Provisions of              ) Amendment and Termination
                  Indenture                  ) of the Indenture
            (4)   Identity of Depositor      ) Sponsor; Trustee
                  and Trustee                )


      (h)   Security Holders Consent         )
            required to change               )

            (1)   Composition of assets      ) Amendment and Termination
                  of Trust                   ) of the Indenture
            (2)   Terms and conditions       ) Amendment and Termination
                  of Trust's Securities      ) of the Indenture
            (3)   Provisions of              ) Amendment and Termination
                  Indenture                  ) of the Indenture
            (4)   Identity of Depositor      ) *
                  and Trustee                )

      (i)   Other principal features         ) Cover of Prospectus;
            of the Trust's Securities        ) Tax Status

11.   Type of securities comprising          ) The Trust-Summary
      units                                  ) Description of
                                             ) the Portfolios;
                                             ) Objectives and
                                             ) Securities Selection;
                                             ) The Trust-Special
                                             ) Considerations

12.   Type of securities comprising          ) *
      periodic payment certificates

_________________________
*     Not applicable, answer negative or not required.

13.   (a)   Load, fees, expenses, etc.       ) Summary of Essential
                                             ) Information; Public
                                             ) Offering of Units-Public
                                             ) Offering Price; -Profit
                                             ) of Sponsor;- Volume
                                             ) Discount; Expenses and
                                             ) Charges

      (b)   Certain information              ) *
            regarding periodic payment       )
            certificates                     )

      (c)   Certain percentages              ) Summary of Essential
                                             ) Information;
                                             ) Public Offering of
                                             ) Units-Public
                                             ) Offering Price;
                                             ) -Profit of Sponsor;
                                             ) -Volume Discount

      (d)   Price differentials              ) Public Offering of
                                             ) Units - Public
                                             ) Offering Price

      (e)   Certain other loads, fees,       ) Rights of Unit Holders -
            expenses, etc.                   ) Certificates
            payable by holders               )

      (f)   Certain profits receivable       ) Redemption - Purchase by
            by depositor, principal          ) the Sponsors of Units
            underwriters, trustee or         ) Tendered for Redemption
            affiliated persons               )

      (g)   Ratio of annual charges to       ) *
            income

14.   Issuance of trust's securities         ) Introduction; Rights of
                                             ) Unit Holders - Certifi-
                                             ) cates

15.   Receipt and handling of                ) Public Offering of Units-
      payments from purchasers               ) Profit of Sponsor
_________________________
*     Not applicable, answer negative or not required.

16.   Acquisition and disposition of         ) Introduction;
      underlying securities                  ) Amendment and
                                             ) Termination of the
                                             ) Indenture;   Objectives
                                             ) and Securities Selection;
                                             ) The Trust-Summary
                                             ) Description of
                                             ) the Portfolio;
                                             ) Sponsor-Responsibility

17.   Withdrawal or redemption               ) Redemption;
                                             ) Public Offering of Units-
                                             ) Secondary Market;
                                             )
                                             )

18.   (a)   Receipt and disposition of       ) Administration of the
            income                           ) Trust; Reinvestment
                                             ) Programs

      (b)   Reinvestment of distribu-        ) Reinvestment
            tions                            ) Programs

      (c)   Reserves or special fund         ) Administration of the
                                             ) Trust-Distribution

      (d)   Schedule of distribution         ) *

19.   Records, accounts and report           ) Administration of the
                                             ) Trust-Records and
                                             ) Accounts;-Reports to
                                             ) Unit Holders

20.   Certain miscellaneous provi-           ) Amendment and Termination
      sions of trust agreement               ) of the Indenture; Sponsor
                                             ) - Limitation on Liability
                                             ) - Resignation; Trustee -
                                             ) - Limitation on Liability
                                             ) - Resignation



_________________________
*     Not applicable, answer negative or not required.

21.   Loans to security holders              ) *

22.   Limitations on liability of            ) Sponsor, Trustee;
      depositor, trustee, custodian,         ) Evaluator - Limitation on
      etc.                                   ) Liability

23.   Bonding arrangements                   ) Included in Form N-8B-2

24.   Other material provisions of           ) *
      trust agreement                        )








_________________________
*     Not applicable, answer negative or not required.

      III.  ORGANIZATION PERSONNEL AND AFFILIATED
            PERSONS OF DEPOSITOR

25.   Organization of Depositor              ) Sponsor

26.   Fees received by Depositor             ) Expenses and Charges -
                                             ) fees; Public Offering of
                                             ) Units-Profit of Sponsor

27.   Business of Depositor                  ) Sponsor and
                                             ) Included in Form N-8B-2

28.   Certain information as to              ) Included in Form N-8B-2
      officials and affiliated               )
      persons of Depositor                   )

29.   Voting securities of Depositor         ) Included in Form N-8B-2

30.   Persons controlling Depositor          ) *

31.   Compensation of Officers and           ) *
      Director of Depositor                  )

32.   Compensation of Directors of           ) *
      Depositor                              )

33.   Compensation of employees of           ) *
      Depositor                              )

34.   Remuneration of other persons          ) *
      for certain services rendered          )
      to trust                               )


_________________________
*     Not applicable, answer negative or not required.

      IV.   DISTRIBUTION AND REDEMPTION OF SECURITIES

35.   Distribution of trust's                ) Public Offering of Units-
      securities by states                   ) Public Distribution

36.   Suspension of sales of trust's         ) *
      securities                             )

37.   Revocation of authority to             ) *
      distribute                             )

38.   (a)   Method of distribution           ) Public Offering of Units
      (b)   Underwriting agreements          )
      (c)   Selling agreements               )

39.   (a)   Organization of principal        ) Sponsor
            underwriter                      )
      (b)   N.A.S.D. membership of           )
            principal underwriter            )

40.   Certain fees received by               ) Public Offering of Units-
      principal underwriter                  ) Profit of Sponsor

41.   (a)   Business of principal            ) Sponsor
            underwriter                      )
      (b)   Branch offices of                ) *
            principal underwriter            )
      (c)   Salesman of principal            ) *
            underwriter

42.   Ownership of trust's securities        ) *
      by certain persons

43.   Certain brokerage commissions          ) *
      received by principal                  )
      underwriter                            )


_________________________
*     Not applicable, answer negative or not required.

44.   (a)   Method of valuation              ) Public Offering of Units
      (b)   Schedule as to offering          ) *
            price                            )
      (c)   Variation in offering            ) Public Offering of Units-
            price to certain persons         ) -Volume Discount; Exchange
                                             ) option

45.   Suspension of redemption rights        ) *

46.   (a)   Redemption valuation             ) Public Offering of Units-
                                             ) Secondary Market; Redemp-
                                             ) tion
      (b)   Schedule as to redemption        ) *
            price                            )

47.   Maintenance of position in             ) See items 10(d), 44
      underlying securities                  ) and 46
                                             )








_________________________
*     Not applicable, answer negative or not required.

      V.    INFORMATION CONCERNING THE TRUSTEE
            OR CUSTODIAN

48.   Organization and regulation of         ) Trustee
      Trustee

49.   Fees and expenses of Trustee           ) Expenses
                                             ) and Charges

50.   Trustee's lien                         ) Expenses and Charges

      VI.  INFORMATION CONCERNING INSURANCE OF
            HOLDERS OF SECURITIES

51.   (a)   Name and address of              ) *
            Insurance Company                )
      (b)   Type of policies                 ) *
      (c)   Type of risks insured and        ) *
            excluded                         )
      (d)   Coverage of policies             ) *
      (e)   Beneficiaries of policies        ) *
      (f)   Terms and manner of              ) *
            cancellation                     )
      (g)   Method of determining            ) *
            premiums                         )
      (h)   Amount of aggregate              ) *
            premiums paid                    )
      (i)   Persons receiving any part       ) *
            of premiums                      )
      (j)   Other material provisions        ) *
            of the Trust relating to         )
            insurance                        )





_________________________
*     Not applicable, answer negative or not required.

     VII.  POLICY OF REGISTRANT

52.   (a)   Method of selecting and          ) Introduction
            eliminating securities from      ) Objectives and Securities
            the Trust                        ) Selection; The Trust
                                             ) -Summary Description of
                                             ) the Portfolio
                                             ) Sponsor - Responsibility


      (b)   Elimination of securities        ) *
            from the Trust                   )
      (c)   Substitution and elimina-        ) Introduction
            tion of securities from          ) Objectives and
            the Trust                        ) Securities Selection;
                                             ) Sponsor - Responsibility;
      (d)   Description of any funda-        ) *
            mental policy of the Trust       )

53.   Taxable status of the Trust            ) Cover of Prospectus;
                                             ) Tax Status





_________________________
*     Not applicable, answer negative or not required.

      VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.   Information regarding the              ) *
      Trust's past ten fiscal years          )

55.   Certain information regarding          ) *
      periodic payment plan certifi-         )
      cates                                  )

56.   Certain information regarding          ) *
      periodic payment plan certifi-         )
      cates                                  )

57.   Certain information regarding          ) *
      periodic payment plan certifi-         )
      cates                                  )

58.   Certain information regarding          ) *
      periodic payment plan certifi-         )
      cates                                  )

59.   Financial statements                   ) Statement of Financial
      (Instruction 1(c) to Form S-6)         ) Condition







_________________________
*     Not applicable, answer negative or not required.

                        SUBJECT TO COMPLETION APRIL 5, 1994




                         DEAN WITTER SELECT MUNICIPAL TRUST
              INSURED CALIFORNIA INTERMEDIATE TERM PORTFOLIO SERIES 13
                             A "UNIT INVESTMENT TRUST"




            The attached final prospectus for Dean Witter Select Municipal Trust, Insured California Intermediate Term Portfolio Series 12, Delaware Portfolio Series 14 and New York Intermediate Term Portolio Series 2, is hereby used as a preliminary prospectus for the Dean Witter Select Municipal Trust, Insured California Intermediate Term Portfolio Series 13. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. The ratings of the securities of this Series are expected to be comparable to those of the securities in the previous Series. However, the estimated current return and estimated long-term return for this Series (which will depend on the interest rates and prices of the securities to be deposited in, and the estimated annual expenses of, this Series) may vary materially from that of the previous Series. Accordingly, the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.

            OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGISTERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

            INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                     Dean Witter Select Municipal Trust
        Insured California Intermediate Term Portfolio Series 12
                         Delaware Portfolio Series 14
               New York Intermediate Term Portfolio Series 2




            This prospectus dated March 31, 1994, File nos. 33-50275, 33-50977 and 33-47180 is hereby incorporated by reference.

            PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                         CONTENTS OF REGISTRATION STATEMENT

            This registration statement on Form S-6 comprises the following documents:

            The facing sheet.

            The Cross Reference Sheet.

            The Prospectus.

            The signatures.

The following Exhibits:

         *EX-4.1      Trust Indenture and Agreement, dated October 18,
                      1993.

        **EX-4.2      Draft of Reference Trust Agreement.






_________________________
*     The Trust Indenture and Agreement is hereby incorporated by reference to the same exhibit filed with the Securities and Exchange Commission in the Registration Statement of Dean Witter Select Municipal Trust, Insured California Intermediate Term Portfolio Series 11, Delaware Portfolio

      Series 13 and Maryland Portfolio Series 15, registration numbers

      33-49703, 33-49595 and 33-40710, respectively.

**    Filed herewith.

         *EX-3.(i)     Certificate of Incorporation of Dean Witter
                        Reynolds Inc.

         *EX-3.(ii)    By-Laws of Dean Witter Reynolds Inc.

        **EX-5         Opinion of counsel as to the legality of the
                        securities being registered.

        **EX-8         Opinion of Counsel as to income tax status of the
                        Trust.

        **EX-23.1      Consent of Independent Auditors.

        **EX-23.2      Consent of Kenny S&P Evaluation Services (as
                        Evaluator).

          EX-23.3      Consent of Cahill Gordon & Reindel (included in
                        Exhibit 5).

          EX-23.4     Consent of local counsel (included in exhibit 8).




_________________________
* Incorporated by reference to the same exhibit filed with the Securities and Exchange Commission in the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, registration numbers 33-38086 and 33-37629, respectively.

**    To be filed by amendment.

                                     SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the registrant, Dean Witter Select Municipal Trust, Insured California Intermediate Term Portfolio Series 13 has duly caused this
Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 5th day of April, 1994.
                                          DEAN WITTER SELECT MUNICIPAL TRUST,
                                          INSURED CALIFORNIA INTERMEDIATE
                                            TERM PORTFOLIO SERIES 13
                                          (Registrant)

                                          By: Dean Witter Reynolds Inc.
                                              (Depositor)


                                          Michael D. Browne
                                          Michael D. Browne
                                          Authorized Signatory

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor by the following persons in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 5th day of April, 1994.

DEAN WITTER REYNOLDS INC.

       Name                    Office
Philip J. Purcell        Chairman & Chief      )
                         Executive Officer*    )

Thomas C. Schneider      Executive Vice        )
                         President and Chief   )
                         Financial Officer*    )
                                                   By

                                                   Michael D. Browne
                                                   Michael D. Browne
                                                   Attorney-in-fact*

_________________________
* Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Sears Tax-Exempt Investment Trust, Long Term Municipal Portfolio Series 96, File No. 33-32860.

 Name                                      Office
______                                    ________

Richard M. DeMartini                      Director*
Nancy S. Donovan                          Director*
Charles A. Fiumefreddo                    Director*
James F. Higgins                          Director*
Stephen R. Miller                         Director*
Richard F. Powers                         Director*
Thomas C. Schneider                       Director*
Philip J. Purcell                         Director*
William B. Smith                          Director*
Robert E. Wood, II                        Director*



_____________________

* Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Sears Tax-Exempt
      Investment Trust, Long Term Municipal Portfolio Series 96, File No. 33-32860.

                                      Exhibit Index

                                  Exhibit Index
                                        To
                                     Form S-6
                            Registration Statement
                      Under the Securities Act of 1933


Exhibit No.                       Document

 *EX-4.1          Trust Indenture and Agreement, dated October 18, 1993.

**EX-4.2          Draft of Reference Trust Agreement.



_________________________
* The Trust Indenture and Agreement is hereby incorporated by reference to the same exhibit filed with the Securities and Exchange Commission in the Registration Statement of Dean Witter Select Municipal Trust, Insured California Intermediate Term Portfolio Series 11, Delaware Portfolio Series 13 and Maryland Portfolio Series 15, registration numbers 33-49703, 33-49595 and 33-40710, respectively.

**    Filed herewith.

 *EX-3(i)         Certificate of Incorporation of Dean Witter Reynolds
                  Inc.

 *EX-3(ii)        By-Laws of Dean Witter Reynolds Inc.

**EX-5 Opinion of counsel as to the legality of the securities being registered.

**EX-8 Opinion of Counsel as to income tax status of the Trust.

**EX-23.1         Consent of Independent Auditors.

**EX-23.2         Consent of Kenny S&P Evaluation Services (as
                  Evaluator).

  EX-23.3         Consent of Cahill Gordon & Reindel (included in Exhibit
                  5).

  EX-23.4         Consent of local counsel (included in exhibit 8).




_________________________
* Incorporated by reference to the same exhibit filed with the Securities and Exchange Commission in the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, registration numbers 33-38086 and 33-37629, respectively.

**    To be filed by amendment.